News

FOR IMMEDIATE RELEASE

Bank of Montreal Recommends KPMG LLP as Shareholders’ Auditor — 2004

Appointment will be subject to Shareholder approval at 2004 Annual General Meeting

TORONTO, June 6, 2003 — The Board of Directors of Bank of Montreal today announced it will recommend that KPMG LLP be appointed as sole auditor of BMO Financial Group for the 2004 fiscal year. The Board will present its recommendation for a vote by Bank of Montreal Shareholders at BMO Financial Group’s 2004 Annual Meeting in February 2004.

“Our review was comprehensive,” stated Jeremy Reitman, Chairman of the Audit Committee, Bank of Montreal. “Given the increased importance that investors and regulators attach to auditor independence, the Audit Committee is confident that, as sole Shareholders’ Auditor, KPMG LLP will provide a high level of assurance to shareholders. At the same time, the appointment of a single Shareholders’ Auditor allows BMO Financial Group to expand the pool of firms it can access for consulting services.”

In keeping with this view, KPMG LLP will be engaged to provide assurance and related services for the Board but will not be eligible to provide non-audit services. The bank will utilize other firms for non-audit services.

Earlier this year, the Audit Committee of the Board of Directors initiated an extensive Shareholders’ Auditor appointment review process with a view to recommending a single firm to audit BMO Financial Group’s 2004 consolidated financial statements. KPMG LLP and PricewaterhouseCoopers LLP are Bank of Montreal Shareholders’ Auditors for the 2003 fiscal year. These two firms, and Deloitte & Touche LLP, submitted proposals for consideration by the Audit Committee. “Each of the Auditor presentations was outstanding,” said Mr. Reitman. “I want to thank all of the firms for bringing such a high calibre of professionalism to the process.”

Contacts:
Media Relations	Investor Relations
Ralph Marranca, Toronto (416) 867-3996	Susan Payne, Toronto, (416) 867-6656
Ronald Monet, Montreal (514) 877-1101	Lynn Inglis, Toronto, (416) 867-5452

Internet: www.bmo.com